SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

BIOPURE CORPORATION

(Name of Issuer)

CLASS A COMMON STOCK

(Title of Class of Securities)

09065H 10 5

(CUSIP Number)

John Frank
Principal & General Counsel
Oaktree Capital Management, LLC
333 South Grand Avenue, 28th Floor
Los Angeles, California  90071
(213) 830-6300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 25, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [    ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09065H 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Oaktree Capital Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,874,345

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 1,874,345

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,874,345

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 5.88%

14.	Type of Reporting Person (See Instructions) IA;OO

CUSIP No. 09065H 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). OCM Principal Opportunities Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,874,345

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 1,874,345

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,874,345

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 5.88%

14.	Type of Reporting Person (See Instructions) PN

Item 1.	Security and Issuer

This Statement relates to Class A Common Stock, par value $0.01 per share (the "Class A Common Stock") of Biopure Corporation, a Delaware corporation (the "Issuer").  The address of the principal executive office of the Issuer is 11 Hurley Street, Cambridge, Massachusetts, 02141.

Item 2.	Identity and Background
(a) - (c) & (f)
This Statement is filed on behalf of:

(i)                                     Oaktree Capital Management, LLC, a California limited liability company ("Oaktree"); and

(ii)                                  OCM Principal Opportunities Fund, L.P., a Delaware limited partnership of which Oaktree is the general partner (the "Oaktree Fund").

(i) Oaktree

The address of the principal business and principal office for Oaktree is 333 South Grand Avenue, 28th Floor, Los Angeles, California  90071.  The principal business of Oaktree is to provide investment advice and management services to institutional and individual investors.  The members and executive officers of Oaktree are listed below.  The principal address for each member and executive officer of Oaktree is 333 South Grand Avenue, 28th Floor, Los Angeles, California  90071.  All individuals listed below are citizens of the United States of America.

Executive Officers and Members
Howard S. Marks Bruce A. Karsh Sheldon M. Stone David Richard Masson Larry Keele Russel S. Bernard Stephen A. Kaplan David Kirchheimer John Frank	Chairman and Principal President and Principal Principal Principal Principal Principal Principal Principal and Chief Financial and Administrative Officer Principal and General Counsel
(ii) The Oaktree Fund

The address of the principal business and principal office for the Oaktree Fund is 333 South Grand Avenue, 28th Floor, Los Angeles, California  90071.  The principal business of the Oaktree Fund is to invest in entities over which there is a potential for the Oaktree Fund to exercise significant influence.  The Oaktree Fund is an investment partnership, and Oaktree is its sole general partner.  (See information in section (i) above regarding Oaktree and its members and executive officers.)  The names and addresses of the portfolio managers of the Oaktree Fund are listed below.  All individuals listed below are citizens of the United States of America.

Stephen A. Kaplan 333 South Grand Avenue, 28th Floor Los Angeles, California 90071
Ronald N. Beck 1301 Avenue of the Americas, 34th Floor New York, NY 10019

(d) & (e)

During the last five years, neither Oaktree nor the Oaktree Fund, nor to the best of their knowledge any of their respective executive officers, directors, general partners, members or portfolio managers (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Oaktree Fund beneficially owns an aggregate of 1,958,745 shares of Class A Common Stock.  The Oaktree Fund acquired 2,856,206 shares of Class A Common Stock upon the conversion of 2,486,088 shares of the Issuer’s Series C Convertible Preferred Stock and 76,401 shares of Class A Common Stock upon the conversion of 83,333 shares of the Issuer’s Series D Convertible Preferred Stock.  The conversions were effected in connection with the August 4, 1999 initial public offering of the Class A Common Stock.  In addition, the Oaktree Fund purchased 120,000 shares of Class A Common Stock at the initial public offering for $12.00 per share and holds immediately exercisable warrants to purchase 180,140 shares of Class A Common Stock at an exercise price of $12.00 per share, which warrants expire on August 4, 2003.  All purchases were made from the working capital of the Oaktree Fund.  22,500 shares of Class A Common Stock beneficially held by the Oaktree Fund pursuant to options issued to Stephen A. Kaplan and held for the benefit of the Oaktree Fund (the “Option Shares”) have been cancelled due to Mr. Kaplan's resignation from the board of directors of the Issuer in December, 2001.

Item 4.	Purpose of Transaction

The Oaktree Fund acquired the shares of Class A Common Stock for investment purposes.  Oaktree, as the general partner of the Oaktree Fund, will evaluate the Issuer's businesses and prospects, alternative investment opportunities and all other factors deemed relevant in determining whether shares of the Issuer's Class A Common Stock will be sold by the Oaktree Fund.  Other than as disclosed herein, Oaktree currently has no agreements, beneficially or otherwise, which would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)  Each of the Oaktree Fund and Oaktree, as general partner of the Oaktree Fund, may be deemed to beneficially own 1,874,345  shares of Class A Common Stock or 5.88% of the Class A Common Stock outstanding (based on 31,875,563 shares of Class A Common Stock outstanding on April 16, 2003).   To the best of the Oaktree Funds and Oaktree's knowledge, none of the other people named in response to Item 2 own any securities of the Issuer.

(b)  Oaktree, as the general partner of the Oaktree Fund, has discretionary authority and control over all of the assets of the Oaktree Fund pursuant to the partnership agreement for the Oaktree Fund, including the power to vote and dispose of the Issuer's Class A Common Stock held in the name of the Oaktree Fund and the Option Shares.  Oaktree and each of the individuals listed in Item 2 disclaims ownership of the shares of the Issuer's Class A Common Stock reported herein and the filing of this statement shall not be construed as an admission that any such person is the beneficial owner of any securities covered by this statement.

(c) The Oaktree Fund has sold an aggregate of 405,900 shares of Class A Common Stock on various dates since the date of its last Schedule 13d filing on February 7, 2003 as follows:

Date	Amount	Price
2/13/2003	90,000	$4.08
2/14/2003	21,000	$3.91
2/18/2003	43,500	$3.91
2/19/2003	800	$3.90
3/5/2003	86,000	$3.97
3/6/2003	20,000	$3.90
3/7/2003	10,000	$3.90
3/12/2003	10,200	$3.90
3/13/2003	12,100	$3.91
3/14/2003	4,600	$3.91
4/20/2003	23,300	$3.61
4/22/2003	50,000	$3.60
4/23/2003	34,400	$3.61

The Oaktree Fund has not made any purchases of Class A Common Stock in the open market in the past 60 days.

(d)  No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, any of the Issuer's Class A Common Stock beneficially owned by Oaktree and the Oaktree Fund, except to the extent that the investment advisory clients of Oaktree and the partners of the Oaktree Fund may have such right subject to the notice, withdrawal and/or termination provisions of advisory and partnership arrangements.  No such client or partner has an interest by virtue of such relationship that relates to more than 5% of the Issuer's Class A Common Stock.

(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Oaktree, as general partner of the Oaktree Fund, receives a management fee for managing the assets of the Oaktree Fund and has a carried interest in the Oaktree Fund.
Item 7.	Material to Be Filed as Exhibits
The following is filed herewith as an Exhibit to this Statement:
Exhibit 1.1 A written agreement relating to the filing of the joint filing statement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of this 25th day of April, 2003.
Date

OAKTREE CAPITAL MANAGEMENT, LLC
/s/ John Frank
Signature
John Frank/Principal and General Counsel
Name/Title
/s/ Jordon Kruse
Signature
Jordon Kruse/Vice President
Name/Title

OCM PRINCIPAL OPPORTUNITIES FUND, L.P.

By: Oaktree Capital Management, LLC
Its: General Partner
/s/ John Frank
Signature
John Frank/Principal and General Counsel
Name/Title
/s/ Jordon Kruse
Signature
Jordon Kruse/Vice President
Name/Title

EXHIBIT INDEX

Exhibit Number	Description

1.1	A written agreement relating to the filing of the joint filing statement as required by Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended.